Exhibit (a)(25)

Message from David V. Clarke, CEO, Rinker Group Limited

Since my last note, Cemex has extended its offer period and announced changes to its funding arrangements. Cemex’s offer period was originally scheduled to expire on January 31, 2007, and it has now been extended until March 30, 2007. Cemex has the right to continue extending the offer period for one year from the original filing date (10/30/07). Please note our Board of Directors have not changed their position and still recommend Rinker investors REJECT Cemex’s offer.

Cemex’s offer is conditional. One of the conditions requires the US Department of Justice (DOJ) approval of the transaction. The DOJ continues to review this transaction and no outcome has been released to date.

As I stated to you in my last communication, the Rinker Board of Directors have made a number of decisions relating to the terms and conditions of employment of employees in light of Cemex’s offer. The decisions were outlined in our Target’s Statement and supplemented in our most recent filings with the Australian Stock Exchange (ASX) and the US Securities & Exchange Commission (SEC). Included in this filing were details relating to the US Employee Retention Arrangements. The particulars of these Plans can be found on this web page (Cemex Bid Status) in the “Links” Column titled “US Employee Retention Arrangements”.

As we continue business as usual, I would like to acknowledge a few noteworthy items:

1.   We announced our third-quarter trading results on January 30, 2007, for the three months ended December 31, 2006. Net profit after tax (PAT) increased 13% to US$182 million, and earnings before interest and tax (EBIT) rose 8% to US $269 million. Trading revenue was up 4% to US$1,286 million. As we all know, market conditions have been challenging but you have all done very well in responding to these challenges and our performance for this period was generally satisfactory. Please keep up the good work.

2.   Several companies were acquired in January. I would like to welcome the employees from Walling Sand & Gravel Companies based in Oregon, JR & Sons Ready Mix in Utah and Union Concrete Company in Tennessee. These acquisitions are an excellent fit with existing Rinker Materials operations and we continue to look for other businesses with good strategic fits.

You can read in detail the press releases on these topics on our website at www.rinker.com or www.rinker.com.au

Thank you for your focus on business as usual. We need you to continue to work safely and deliver on your objectives. Please be assured we will continue to keep you informed of any new developments.